UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 2, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On February 27, 2004 the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact related to the termination of the mercantile account. Attached is a free English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

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- Material Fact 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: March 2, 2004 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, February 23, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Material Fact related to the termination of the mercantile account. Such Form is an English translation of the report that Gener filed in Spanish on February 27, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

Santiago, February 27, 2004

Mr.

Alejandro Ferreiro Yazigi

Superintend Securities and Insurance

Material Fact

Dear Sir,

We inform this Superintendence, as a material fact, the full payment by Inversiones Cachagua of the outstanding amount under the mercantile account owed to AES Gener S.A., subscribe by a private contract on February 28,2001, between AES Gener S.A., formerly called Gener as of that date, and Inversiones Cachagua limited. Such contract was amended by private documents on July 26, 2001, December 23, 2002, March 17, 2003 and May 15, 2003.

The description of amounts paid under the mercantile account contract is as follow:

Principal US$ 246,488,536.92

Interests US$ 51,463,324.32

Total US$ 297,951,861.24

In view of the abovementioned payment, the board of directors of AES Gener S.A., during an extraordinary section held today, agreed to:

a) Terminate the mercantile account contract;

b) Release pledge, prohibitions and restrictions over the shares of AES Gener owned by Inversiones Cachagua, placed as collateral to secure the full, cash and opportune payment of the outstanding amount under the such account on its expiration date.

Accordingly, we inform you that in view of the agreement of this board of directors' meeting, by public deed sent today to the Notary of Santiago of Mr. Rene Benavente Cash, the pledge and other liens over the shares owned by Inversiones Cachagua were terminated.

This document is issued by instruction of the board of directors of the company according to the second section of articles 9 and 10 of the law N. 18,045, related to the Securities Market

Sincerely yours,

Luis Felipe Ceron Ceron

General Manager

AES Gener S.A.